Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Noah Holdings Private Wealth and Asset Management Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

(2) PROPOSED GRANT OF REPURCHASE MANDATE AND
ISSUANCE MANDATE;

(3) DECLARATION OF FINAL DIVIDEND AND SPECIAL DIVIDEND;

(4) PROPOSED RE-APPOINTMENT OF THE AUDITOR;
AND

(5) NOTICE OF ANNUAL GENERAL MEETING

Capitalized terms used in this cover page shall have the same meanings as those defined in this circular. A letter from the board is set out on pages 5 to 13 of this circular.

A notice convening the AGM to be held physically at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Thursday, June 12, 2025 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Wednesday, June 11, 2025, New York time), and at any adjourned meeting thereof, is set out on pages 25 to 31 of this circular. The form of proxy for use at the AGM is enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

The Board has fixed the close of business on Thursday, April 17, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary shares. Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM or any adjourned meeting thereof. Holders of the ADSs as of the close of business on Thursday, April 17, 2025, New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the form of proxy by no later than 9:00 a.m. on June 10, 2025, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on June 3, 2025, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the AGM.

April 25, 2025

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		5

1.	Introduction	5

2.	Proposed Re-election of Retiring Directors	6

3.	Proposed Grant of Repurchase Mandate and Issuance Mandate	7

4.	Declaration of Final Dividend and Special Dividend	9

5.	Proposed Re-appointment of the Auditor	10

6.	General	10

7.	Responsibility Statement	13

8.	Recommendation	13

9.	Additional Information	13

APPENDIX I –	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED	14

APPENDIX II –	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	20

NOTICE OF ANNUAL GENERAL MEETING		25

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American Depositary Shares (one ADS representing five Shares)

“AGM”	an annual general meeting of the Company to be held physically at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Thursday, June 12, 2025 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Wednesday, June 11, 2025, New York time), to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 25 to 31 of this circular, or adjournment(s) or postponement(s) thereof

“Articles of Association”	the sixth amended and restated memorandum of association and articles of association of the Company adopted on December 16, 2022 and effective on December 23, 2022, as amended from time to time

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rule

“Board”	the board of Directors

“CCASS”	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, including, where the context so requires, its agents, nominees, representatives, officers and employees

“close associate”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Company”, “we”, “us”, or “our”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

“Compensation Committee”	the compensation committee of the Company

DEFINITIONS

“Corporate Governance and Nominating Committee”	corporate governance and nominating committee of the Company

“Corporate Governance Code”	the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Dividend Record Date”	being the record date for determination of entitlement of Shareholders to the Final Dividend and the Special Dividend

“Final Dividend”	the proposed final dividend for the year ended December 31, 2024 to Shareholder whose names appear on the register of members of the Company on the Dividend Record Date

“GAAP”	generally accepted accounting principles

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“Issuance Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with additional Shares (including any sale or transfer of treasury Shares) and/or ADSs of not exceeding 20% of the total number of issued Shares (excluding any treasury Shares) as of the date of passing the ordinary resolution approving such mandate

“Latest Practicable Date”	April 16, 2025, being the latest practicable date for ascertaining certain information for inclusion in this circular before the publication of this circular

DEFINITIONS

“Listing Date”	July 13, 2022, on which the Class A ordinary shares were secondary listed on the Main Board of the Hong Kong Stock Exchange and from which dealings in the Class A ordinary shares were permitted to commence on the Main Board of the Hong Kong Stock Exchange

“NYSE”	the New York Stock Exchange

“ordinary shares”	ordinary shares of the share capital of the Company with a par value of US$0.00005 each, giving a holder of an ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“PRC”	the People’s Republic of China, for the purposes of this circular only, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan, except where the context requires otherwise

“Prospectus”	the Company’s prospectus published on June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange

“Repurchase Mandate”	a general mandate proposed to be granted to the Directors to repurchase Shares and/or ADSs of not exceeding 10% of the total number of issued Shares (excluding treasury Shares) as of the date of passing the ordinary resolution approving such mandate

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“SEC”	U.S. Securities and Exchange Commission

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) of par value of US$0.00005 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

DEFINITIONS

“Special Dividend”	the proposed special dividend to Shareholder whose names appear on the register of members of the Company on the Dividend Record Date

“subsidiary” or “subsidiaries”	has the meaning ascribed to it under the Hong Kong Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy- backs issued by the SFC as amended from time to time

“treasury Shares”	Shares bought back and held by the Company in treasury, which has the meaning ascribed to it under the Hong Kong Listing Rules

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“%”	per cent

For the purpose of this circular and for illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.7578 and conversions of US$ to RMB are based on the exchange rate of US$1.00 = RMB7.2915. No representation is made that any amounts in HK$, RMB or US$ can be or could have been converted at the relevant dates at the above rate or any other rates or at all.

LETTER FROM THE BOARD

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

Directors	Registered office
Ms. Jingbo Wang (汪靜波)	PO Box 309, Ugland House
(Chairwoman of the Board)	Grand Cayman, KY1-1104
Mr. Zhe Yin (殷哲) (Chief executive officer)	Cayman Islands

Non-executive Directors	Principal Executive Officers of Main Operations in the PRC
Ms. Chia-Yue Chang (章嘉玉) Mr. Boquan He (何伯權)	No. 1226 South Shenbin Road Minhang District, Shanghai
Mr. David Zhang (張彤)	PRC

Independent Directors	Principal Place of Business in Hong Kong
Ms. Xiangrong Li (李向榮)	34 Floor, Tower Two, Times Square
Ms. Cynthia Jinhong Meng (孟晉紅) Ms. May Yihong Wu (吳亦泓)	1 Matheson Street, Causeway Bay Hong Kong

April 25, 2025

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

(2) PROPOSED GRANT OF REPURCHASE MANDATE AND
ISSUANCE MANDATE;

(3) DECLARATION OF FINAL DIVIDEND AND SPECIAL DIVIDEND;

(4) PROPOSED RE-APPOINTMENT OF THE AUDITOR;
AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the AGM for Shareholders’ approval and the notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS

According to Article 77(b) of the Articles of Association, the Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable New York Stock Exchange corporate governance rules, as long as the Company’s ADSs are traded on the NYSE. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

Mr. David Zhang was appointed as a non-executive Director under the Hong Kong Listing Rules and an independent Director under the rules and regulations of the NYSE, and Ms. Xiangrong Li was appointed as an independent Director respectively on June 30, 2024. They will hold office until the AGM, and, being eligible, have offered themselves for re-election at the AGM.

Pursuant to Code Provision B.2.2 of the Corporate Governance Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. As such, Ms. Jingbo Wang and Mr. Zhe Yin will retire as Directors by rotation at the AGM, and, being eligible, have offered themselves for re-election at the AGM.

The Company has in place a nomination policy for nomination of directors (the “Director Nomination Policy”) pursuant to the Corporate Governance and Nominating Committee Charter which includes the nomination procedures and the process and criteria adopted by the Committee to select and recommend candidates for directorship. Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s business. In assessing the re-election of Ms. Jingbo Wang and Mr. Zhe Yin as Directors, Mr. David Zhang as a non-executive Director under the Hong Kong Listing Rules and an independent Director under the rules and regulations of the NYSE, and Ms. Xiangrong Li as an independent Director, the Corporate Governance and Nominating Committee and the Board considered their respective contribution and service to the Company, and reviewed their respective expertise and professional qualifications to determine whether each of them satisfy the criteria under the Director Nomination Policy. The Corporate Governance and Nominating Committee and the Board also took into account the diversity aspects (including without limitation, gender, age, nationality, culture, educational background and professional experience) and were of the view that the election of Ms. Jingbo Wang, Mr. Zhe Yin, Mr. David Zhang and Ms. Xiangrong Li as Directors will further complement the Company’s corporate strategy, and promote the Board diversity. The Corporate Governance and Nominating Committee was satisfied that each of Ms. Jingbo Wang, Mr. Zhe Yin, Mr. David Zhang and Ms. Xiangrong Li has the required character, integrity and experience to continuously fulfill his/her role as Directors effectively.

LETTER FROM THE BOARD

The Board has received from Ms. Xiangrong Li her confirmation of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Ms. Li had no financial or family relationships with any Directors, senior management or substantial shareholders or single largest shareholders of the Company, she met the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules, and as of the Latest Practicable Date, the Company did not receive any notification from her that there has been a subsequent change of circumstances which affected her independence.

In view of the above, the Board, on the recommendation of the Corporate Governance and Nominating Committee, recommended Ms. Jingbo Wang, Mr. Zhe Yin, Mr. David Zhang and Ms. Xiangrong Li for re-election at the AGM.

Biographical details of the aforementioned retiring Directors which are required to be disclosed pursuant to the Hong Kong Listing Rules, are set out in Appendix I to this circular.

3.	PROPOSED GRANT OF REPURCHASE MANDATE AND ISSUANCE MANDATE

Repurchase Mandate

In order to give the Company the flexibility to repurchase Shares and/or ADSs on-market if and when appropriate and in accordance with Rule 10.06(1)(ii) of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM for the Shareholders to consider and, if thought fit, to approve the grant of the Repurchase Mandate to the Directors to repurchase Shares and/or ADSs of not exceeding 10% of the total number of issued Shares (excluding treasury Shares) as of the date of passing of such ordinary resolution. As of the Latest Practicable Date, the Company held 4,463,735 treasury Shares and had a total of 332,898,759 issued Shares (excluding treasury Shares). Subject to the passing of relevant ordinary resolution and assuming that the number of issued Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 33,289,875 Shares (excluding treasury Shares). The Company has in place a share repurchase program (the “Share Repurchase Program”) authorized by the Board effective from August 29, 2024 to August 29, 2026. The Company has been and will continue conducting the share repurchases under the Share Repurchase Program from time to time by exercising its powers pursuant to the Repurchase Mandate granted and/or to be granted, and where applicable, subsequently renewed or refreshed, by the Shareholders at the annual general meeting. For further details, please refer to the announcement of the Company dated August 29, 2024 in relation to the Share Repurchase Program.

The Repurchase Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Repurchase Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

An explanatory statement required by the Hong Kong Listing Rules to be sent to all Shareholders in connection with the Repurchase Mandate is set out in Appendix II to this circular.

LETTER FROM THE BOARD

Issuance Mandate

In order to give the Company the flexibility to issue Shares (including any sale or transfer of treasury Shares) and/or ADSs if and when appropriate and in accordance with Rule 13.36 of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM for the Shareholders to consider and, if thought fit, to approve the grant of the Issuance Mandate to the Directors to issue, allot or deal with additional Shares (including any sale or transfer of treasury Shares) and/or ADSs of not exceeding 20% of the total number of issued Shares (excluding treasury Shares) as of the date of passing of such ordinary resolution. As of the Latest Practicable Date, the Company held 4,463,735 treasury Shares and had a total of 332,898,759 issued Shares (excluding treasury Shares). Subject to the passing of the relevant ordinary resolution and assuming that the number of issued Shares (excluding treasury Shares) remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Shares which may be issued (or be sold or transferred out of treasury) pursuant to the Issuance Mandate will be 66,579,751 Shares.

After the passing of the relevant resolution in the AGM and until the conclusion of the next annual general meeting of Shareholders to be held tentatively in May or June 2026, (i) the Company may issue no more than 19,109,566 Shares, accounting for approximately 5.74% of the Company’s voting rights as of the Latest Practicable Date, under the Issuance Mandate to the affected clients of the Camsing Incidents (as defined in the Prospectus) who accepted the settlement offer as of the Latest Practicable Date under the relevant Settlement Plans (as defined below); and (ii) the Company may also issue no more than 11,633,400 Shares, accounting for approximately 3.49% of the Company’s voting rights as of the Latest Practicable Date, under the Issuance Mandate to the affected clients of the Camsing Incidents who might accept the settlement offer between passing the relevant resolution in the AGM and until the conclusion of the next annual general meeting of Shareholders to be held tentatively in May or June 2026. As of the Latest Practicable Date, the Company granted a total of 3,764,605 RSUs to 602 out of the total of 818 affected clients of the Camsing Incident. Each RSU allows the grantees to receive ten Shares.

Prior to the Listing Date, the Company voluntarily offered two RSU vesting plans (Plan A and Plan B) (collectively, the “Previous Settlement Plan”) for the affected clients to choose from. Under Plan A, the Company would issue RSUs to affected clients based on a vesting schedule, whereby 10% of the RSUs would be vested immediately upon the acceptance of the settlement offer and the remaining 90% of the RSUs would be vested evenly in the following nine years. Under Plan B, on the third anniversary of the acceptance of the Offer (as defined in the Prospectus), the affected clients would either decide to (a) receive an entitlement to future investment returns generated by the Camsing Credit Funds (as defined in the Prospectus), while remaining unable to initiate claims against the Group; or (b) receive 40% of the RSUs, and on each subsequent anniversary, the Company would vest the remaining 60% of the RSUs evenly for the following six years. All RSUs issued within the period from contract inception to the third anniversary of contract shall not be vested until the investor chooses to retain the RSUs. As of the Listing Date, 595 out of 818 affected clients had accepted the offer under the Previous Settlement Plan. In 2024, the Company intended to continue settling with the remaining 223 affected clients who had not accepted the offer under the Previous Settlement Plan by offering these clients new settlement plans (collectively, the “New Settlement Plan”, together with the Previous Settlement Plan, the “Settlement Plans”). The Company entered into settlement agreements with seven affected clients among such remaining 223 affected clients in the Camsing Incident, pursuant to which the RSUs granted to relevant affected clients shall vest in accordance with the vesting schedule, according to which, (a) certain percentage of the RSUs granted shall vest within 30 days from the date of the settlement agreement conditional upon the listing approval; and (ii) the remaining percentage of the RSUs granted shall vest in equal installments annually on or around a fixed date each year following the initial vesting date. For further details, please refer to Note 15 to the consolidated financial statements of the 2024 annual report of the Company.

LETTER FROM THE BOARD

Save as disclosed above, as of the Latest Practicable Date, the Board had no present intention to cause the Company to issue, allot or deal with additional Shares (including to sell or transfer treasury Shares) and/or ADSs under the Issuance Mandate.

In addition, a separate ordinary resolution will also be proposed to approve the extension of the Issuance Mandate by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Shares and/or ADSs which may be allotted and issued (or be sold or transferred out of treasury) by the Directors pursuant to the Issuance Mandate, provided that such additional amount shall not exceed 10% of the aggregate number of the Shares in issue (excluding treasury Shares) as of the date of passing of such ordinary resolution. The Issuance Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Issuance Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

4.	DECLARATION OF FINAL DIVIDEND AND SPECIAL DIVIDEND

The Board resolved to propose to the Shareholders (i) Final Dividend of RMB275.0 million (approximately US$37.7 million) in aggregate in respect of the year ended December 31, 2024, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2024 in accordance with the capital management and shareholder return policy of the Company adopted on November 29, 2023; and (ii) Special Dividend of RMB275.0 million (approximately US$37.7 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2024, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date.

LETTER FROM THE BOARD

Based on the number of issued Shares (excluding treasury Shares), being 332,898,759 Shares as of the Latest Practicable Date, if declared and paid, (i) a Final Dividend of RMB0.826 (equivalent to approximately US$0.113, or approximately HK$0.879) per share (tax inclusive) in respect of the year ended December 31, 2024, and (ii) a non-recurring Special Dividend of RMB0.826 (equivalent to approximately US$0.113, or approximately HK$0.879) per share (tax inclusive), will be paid out to Shareholders who are entitled to dividends, both subject to adjustment to the number of issued Shares (excluding the treasury shares) entitled to dividend distribution as of the Dividend Record Date, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment. As of the Latest Practicable Date, the number of treasury shares held by the Company is 4,463,735 Shares, which shall not be entitled to receive any dividends or distributions.

Subject to the approval of the Shareholders at the AGM, the proposed Final Dividend and Special Dividend will be payable to the Shareholders whose names appear on the register of members of the Company on the Dividend Record Date.

The Company will make further announcement in respect of the details of the dividend distribution, including but not limited to the Dividend Record Date, book closure dates, exchange rate and tax arrangements in due course and in accordance with the Articles of Association, applicable laws and regulations and the Hong Kong Listing Rules.

5.	PROPOSED RE-APPOINTMENT OF THE AUDITOR

The Board resolved to propose to the Shareholders to re-appoint Deloitte Touche Tohmatsu as the independent auditor of the Company for the year ending December 31, 2025 and to hold the office until the conclusion of the next annual general meeting of the Company.

The re-appointment of the independent auditor of the Company has been reviewed by the audit committee of the Company which made recommendation to the Board that the re-appointment be submitted and proposed for Shareholders’ approval at the AGM.

A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. Deloitte Touche Tohmatsu have indicated their willingness to be re-appointed as auditor of the Company for the said period.

6.	GENERAL

AGM

The notice of the AGM is set out on pages 25 to 31 of this circular. The form of proxy for use at the AGM is also enclosed with this circular. The AGM will be held physically at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Thursday, June 12, 2025 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Wednesday, June 11, 2025, New York time), and at any adjourned meeting thereof. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

LETTER FROM THE BOARD

Record date, share ownership and quorum

The Board has fixed the close of business on Thursday, April 17, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary shares. Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. Holders of ADSs as of the close of business on Thursday, April 17, 2025, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

One or more Shareholders holding at least 10% of all issued voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Voting and solicitation

Each ordinary share issued (excluding treasury Shares) as of the close of business on the Shares Record Date is entitled to one vote at the AGM. A resolution put to the vote at the AGM will be decided by way of poll in accordance with Rule 13.39(4) of the Hong Kong Listing Rules. A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution. Separately, treasury shares, if any, and registered under the name of the Company shall have no voting rights on matters that require Shareholders’ approval at the Company’s general meetings. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury Shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

Voting by holders of Shares

When proxy forms are properly dated, executed and returned by holders of ordinary shares to the mailing address as set out in the form of proxy by no later than 9:00 a.m. on June 10, 2025, Hong Kong time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the ordinary shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of ordinary shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). The return of a form of proxy will not preclude the Shareholder from attending and voting in person at the AGM.

LETTER FROM THE BOARD

Voting by holders of ADSs

As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. (or its custodian), in its capacity as depositary of the ADSs, may attend and vote (or cause its custodian to attend and vote) those ordinary shares at the AGM.

The Company has requested Citibank, N.A., as depositary of the ADSs, to distribute to ADS holders of record as of the ADS Record Date, the notice of the AGM, the proxy statement and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank, N.A.

Upon timely receiving a duly completed ADS voting instructions card from an ADS holder in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the amount of ordinary shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instructions as follows: given that voting takes place at the AGM by poll, Citibank, N.A. will vote the ordinary shares in accordance with the voting instructions received from ADS holders of record. If Citibank, N.A. does not receive the ADS voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of November 9, 2010, as amended, by and among the Company, Citibank, N.A., as the depositary, and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of ordinary shares represented by such ADSs unless the Company informs Citibank, N.A. that (a) it does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of the holders of ordinary shares represented by ADSs may be materially adversely affected. Citibank, N.A. shall not under any circumstances exercise any discretion as to voting or vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the ordinary shares represented by ADSs except pursuant to and in accordance with the voting instructions timely received from ADS holders or as specifically contemplated in the deposit agreement for the ADSs.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return the ADS voting instruction card to Citibank, N.A. in a timely manner, in which case the ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on June 3, 2025, New York time, to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

Revocability of proxies and ADS instruction card

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting instruction card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh ADS voting instruction card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS voting instruction card, as the case may be, set forth above, or (b) for holders of Shares only, by attending the AGM and voting in person at the AGM.

In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Hong Kong Listing Rules.

7.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

8.	RECOMMENDATION

The Directors believe that the proposed resolutions set out in this circular and notice of AGM in relation to the re-election of retiring Directors, the grant of the Repurchase Mandate and the Issuance Mandate, the declaration of Final Dividend and Special Dividend, and the re-appointment of the auditor, are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor of all such resolutions to be proposed at the AGM.

9.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular and the notice of the AGM.

Yours faithfully,
for and on behalf of the Board of
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

The following are the particulars of the retiring Directors proposed to be re-elected at the AGM.

DIRECTORS

1.	Ms. Jingbo Wang (汪靜波)

Ms. Jingbo Wang (汪靜波), aged 52, is one of the founders and has been the chairwoman of the Board since its inception in August 2005 and the CEO until December 29, 2023. Ms. Wang has over 22 years of experience in wealth management and asset management industries. Prior to co-founding our Company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities Co., Ltd. (湘財證券有限責任公司, currently known as 湘財證券股份有限公司) (“Xiangcai Securities”), a securities firm in China. Ms. Wang served as the general manager of private banking department at Xiangcai Securities from August 2003 to September 2005, during which she established the securities firm’s wealth management business. Prior to that, she served as a deputy general manager of ABN AMRO Xiangcai Fund Management Co., Ltd. (湘財荷銀基金管理有限公司) (currently known as Manulife Fund Management Co., Ltd. (宏利基金管理有限公司)), an affiliate of Xiangcai Securities, from February 2002 to August 2003, and as the head of the asset management department at Xiangcai Securities from May 2000 to February 2002.

Ms. Wang was recognized as one of Top 30 Most Influential Business Woman in China in 2019 (2019年度中國最具影響力的30位商界女性) by China Entrepreneur (《中國企業家》雜誌社). In 2017, she was listed on Forbes’ China Top 100 Businesswomen in 2017 (福布斯2017年中國傑出商界女性百強榜). In the same year, she was also recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women’s Entrepreneurial Challenge Award from the International Women’s Entrepreneurial Challenge (IWEC) Foundation. Ms. Wang graduated from Global CEO Program of China Europe International Business School (中歐國際工商學院) in Shanghai, China, in September 2009. Ms. Wang received her master’s degree in management in December 1999 from Sichuan University (四川大學) in Sichuan, China.

2.	Mr. Zhe Yin (殷哲)

Mr. Zhe Yin (殷哲), aged 50, is one of the founders of the Company and has been a Director since June 2007. He was appointed as the CEO on December 29, 2023. Mr. Yin is a highly accomplished senior executive in the wealth and asset management industry with over 22 years of professional experience and possesses an in depth understanding of the Company’s operations and culture. He has been serving as the chairman of Gopher Asset Management since March 2021, and served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and as the chairman of asset sector of Gopher Asset Management from February 2010 to April 2014.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Prior to co-founding our Company, Mr. Yin worked at Xiangcai Securities from November 2003 to September 2005 as a deputy general manager of the private banking department. From July 1997 to October 2003, Mr. Yin served as various positions at Bank of Communications Co., Ltd. Shanghai Branch (交通銀行股份有限公司上海分行), with his last position as the foreign exchange product manager of private finance division. From August 2021 to September 2022, Mr. Yin served as a director of Dalian Zeus Entertainment Co., Ltd. (大連天神娛樂股份有限公司), the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002354).

Mr. Yin served as a co-chairman of the Fund of Funds Professional Committee of the Asset Management Association of China (中國證券投資基金業協會母基金專業委員會) from 2017 to August 2021. Mr. Yin has repeatedly been named among the most influential private equity investors in China by respected industry organizations. For instance, he was named one of the Top 20 China’s Best Private Equity Investors in 2017 and one of the Top 50 China’s Best Private Equity Investors in 2019, respectively, by ChinaVenture Investment Consulting., Ltd. (上海投中信息諮詢股份有限公司), a leading financial services technology enterprise in China’s private equity investment industry. In addition, he was honored as one of the Most Influential Investors in China’s VC/PE Fund Limited Partner Market 2021 (2021年中國股權投資基金有限合夥人市場最具影響力投資人) selected by Zero2IPO Group, a leading venture capital and private equity service provider and a well-known investment firm in China.

Mr. Yin received his MBA degree from China Europe International Business School (中歐國際工商學院) in Shanghai, China, in September 2010 and his bachelor’s degree in economics from Shanghai University of Finance and Economics (上海財經大學) in Shanghai, China, in July 1997.

NON-EXECUTIVE DIRECTOR

3.	Mr. David Zhang (張彤)

Mr. David Zhang (張彤), aged 62, was appointed as a non-executive Director under the Hong Kong Listing Rules and an independent Director under the rules and regulations of the NYSE on June 30, 2024. Mr. Zhang has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Admitted to the practice of law in the State of New York, U.S. and based in Hong Kong, Mr. Zhang specializes in securities offerings and mergers and acquisition (M&A) transactions. He has represented a number of leading private equity funds, multinational corporations and sovereign wealth funds in connection with their investments and M&A transactions in the Greater China region and Southeast Asia. In addition, Mr. Zhang has successfully guided China-based companies listed in the Unites States and Hong Kong through complex mission-critical moments, counselling leaders and boards of directors on high-stakes matters at the intersection of litigation, regulatory enforcement, reputation and public policy.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Mr. Zhang has been serving as an independent non-executive director of Fosun International Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 0656), since June 2012, a member of the board of trustees of Tulane University since February 2023, an independent director of Morgan Stanley Securities (China) Co., Ltd. (摩根士丹利證券(中國)有限公司) since July 2024, and an independent director of WeRide, the shares of which are listed on NASDAQ stock market (ticker symbol: WRD), since October 2024. He had also been a senior corporate partner in the Hong Kong office of Kirkland & Ellis International LLP, a leading international law firm, from which he retired in January 2024. Prior to joining Kirkland & Ellis International LLP in August 2011, Mr. Zhang was a partner of Latham & Watkins LLP, a leading international law firm, for eight years.

Mr. Zhang graduated from Beijing Foreign Studies University (北京外國語大學) with his bachelor’s degree in 1981 in China and received his juris doctor degree from Tulane University Law School in 1991 in U.S. He has also been rated as a top capital markets attorney by Chambers Global, Legal 500 Asia Pacific, IFLR1000 and Chambers Asia Pacific for several times.

INDEPENDENT DIRECTOR

4.	Ms. Xiangrong Li (李向榮)

Ms. Xiangrong Li (李向榮), aged 52, was appointed as an independent Director on June 30, 2024. Ms. Li has extensive experience in accounting and financial management. She has been serving as a deputy general manager and the financial controller of Beijing Tourist Hotel (Group) Co., Ltd. (北京首旅酒店(集團)股份有限公司), the shares of which are listed on the Shanghai Stock Exchange (stock code: 600258), since September 2016 after its merger with Homeinns Hotel Group (previously listed on NASDAQ stock market with the ticker symbol “HMIN”). Before that, Ms. Li served as the chief financial officer of Homeinns Hotel Group from August 2014 to April 2016. She also served as the chief financial officer of Hengdeli Holdings Ltd, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 3389), from 2010 to August 2014. Prior to that, Ms. Li was employed by Unilever for various positions from 1993 to 2010, including serving as the financial controller for Greater China region from 2007 to 2010. Ms. Li has been serving as a non-executive director of China Traditional Chinese Medicine Holdings Co. Limited (中國中藥控股有限公司), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 0570), since January 2025. She also served as an independent non-executive director of Viva Biotech Holdings (維亞生物科技控股集團), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 1873), since April 2019, and an independent director of MakeMyTrip Limited, an Indian online travel company, the shares of which are listed on NASDAQ stock market (ticker symbol: MMYT) from September 2019 to May 2024.

Ms. Li obtained her bachelor’s degree in international accounting jointly awarded by the Shanghai University of Finance and Economics (上海財經大學) and Shanghai International Studies University (上海外國語大學) in China in July 1993. She also obtained her master’s degree in executive management business administration from China Europe International Business School (中歐國際商學院) in Shanghai, China in September 2008.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Ms. Li held several accounting qualifications. She has been admitted as (i) a fellow of the Institute of Public Accountants in Australia since July 2020, (ii) a fellow of the Association of Chartered Certified Accountants since July 2003, and (iii) a member of The Chinese Institute of Certified Public Accountants (中國註冊會計師會) since August 1995, respectively. She was awarded (i) the CFO of the Year in China (中國年度CFO) by New Financial (《新理財》) magazine in November 2012; (ii) the China Best CFO Leadership Award jointly by ACCA, SNAI and Korn Ferry in November 2019; and (iii) the 2020 International Financial Leader of the Year in China (2020中國國際財務領袖年度人物) by China CFO Development Centre (中國CFO發展中心) in December 2020.

Recommendations to the Board for the proposal for re-election of each of Ms. Jingbo Wang, Mr. Zhe Yin, Mr. David Zhang and Ms. Xiangrong Li as Directors were made by the Corporate Governance and Nominating Committee in accordance with the nomination criteria, after having considered a range of diversity perspectives including but not limited to gender, age, race, language, cultural background, educational background, industry experience and professional experience as set out in the board diversity policy of the Company. The Corporate Governance and Nominating Committee had also taken into account of the respective contributions of them to the Board and their commitment to their roles.

The Board would consider to enhance its diversity with different expertise when re-electing an independent Director. With reference to the qualifications and working experience of Ms. Xiangrong Li as set out above, the Board is of the view that with her experience and knowledge, Ms. Li can bring invaluable advice to the Board and contribute to the Board’s diversity. Given that Ms. Li has confirmed her independence pursuant to Rule 3.13 of the Hong Kong Listing Rules, the Board considered Ms. Li is independent and can bring further contribution to the Board and its diversity.

Each of Ms. Jingbo Wang and Mr. Zhe Yin has entered into a director agreement with the Company on July 17, 2017 without fixed term (subject to re-election as and when required under the Articles of Association and the Hong Kong Listing Rules). Either party may terminate the agreement by giving the other party no less than 30-day written notice, or such shorter period as the parties may agree upon.

Mr. David Zhang, being the non-executive Director under the Hong Kong Listing Rules and an independent Director under the rules and regulations of the NYSE, has entered into a director agreement with the Company for an initial term of three years from June 30, 2024, which is subject to the requirements in respect of retirement by rotation under the Hong Kong Listing Rules and re-election at the annual general meeting of the Company under the Articles of Association and the Hong Kong Listing Rules. His director agreement can be terminated by either party by giving a 30-day prior written notice to the other party, or shorter period as the parties may agree upon.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Ms. Xiangrong Li, being the independent Director, has entered into an independent director agreement with the Company for an initial term of three years from June 30, 2024, which is subject to the requirements in respect of retirement by rotation under the Hong Kong Listing Rules and re-election at the annual general meeting of the Company under the Articles of Association and the Hong Kong Listing Rules. Her independent director agreement can be terminated by either party giving a 30-day prior written notice to the other party, or shorter period as the parties may agree upon.

Save as disclosed above, none of the Directors has or is proposed to have entered into any service agreement or letter of appointment with any member of the Group (excluding agreements expiring or determinable by any member of the Group within one year without payment of compensation other than statutory compensation).

Ms. Jingbo Wang, being a Director, is not entitled to receive any director’s fee, but may receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate, subject to applicable laws and regulations.

Mr. Zhe Yin, being a Director, is not entitled to receive any director’s fee, but may receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate, subject to applicable laws and regulations.

Mr. David Zhang, being a non-executive Director under the Hong Kong Listing Rules and an independent Director under the rules and regulations of the NYSE, is entitled to receive a director’s fee of HK$500,000 per annum, which is determined by the Board upon recommendation from the Compensation Committee by reference to his academic and professional qualifications and work experience, among others, and may also receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate for his term of appointment as a non-executive Director.

Ms. Xiangrong Li, being an independent Director, is entitled to receive a director’s fee of HK$650,000 per annum, which is determined by the Board upon recommendation from the Compensation Committee by reference to her academic and professional qualifications and work experience, among others, and may also receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate for her term of appointment as an independent Director.

Save as disclosed herein, each of the above retiring Directors is not entitled to any remuneration for the directorships held within the Group other than the Company.

As of the Latest Practicable Date, Ms. Jingbo Wang had interests or deemed to be interested in 69,011,755 shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 20.45% of the total Shares in issue (including treasury Shares); Mr. Zhe Yin had interests or deemed to be interested in 17,480,335 Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 5.18% of the total Shares in issue (including treasury Shares).

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Save as disclosed herein, none of the retiring Directors had interests or was deemed to be interested in Shares (within the meaning of Part XV of the SFO) as of the Latest Practicable Date.

Save as disclosed above and immediately preceding the Latest Practicable Date, each of the above retiring Directors had not held any directorships in other listed public companies during the past three years or any other major appointments and professional qualifications, did not hold any other position with the Company or other members of the Group and did not have any other relationships with any of the other Directors, senior management, substantial shareholders or single largest shareholders of the Company.

Save as disclosed above, there are no other matters concerning each of the above retiring Directors that need to be brought to the attention of the Shareholders in connection with his re-election and there is no other information that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

This appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Hong Kong Listing Rules, to provide information for all Shareholders to make a reasonably informed decision on whether to vote for or against the ordinary resolution with respect to the Repurchase Mandate to be proposed at the AGM.

1.	SHARE CAPITAL

As of the Latest Practicable Date, the Company held 4,463,735 treasury Shares and had a total of 332,898,759 issued Shares (excluding treasury Shares).

Subject to the passing of the ordinary resolution with respect to the Repurchase Mandate to be proposed at the AGM, and on the basis that the Company’s total issued Shares (excluding treasury Shares) remains unchanged from Latest Practicable Date to the date of the AGM, the Directors would be authorized under the Repurchase Mandate to repurchase up to 33,289,875 Shares during the Repurchase Mandate period, representing 10% of the Company’s total issued Shares (excluding treasury Shares) as of the Latest Practicable Date.

2.	REASONS FOR REPURCHASING SHARES

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Shares and/or ADSs in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or ADS and/or its earnings per Share and/or ADS and will be made only when the Directors believe that such repurchases will benefit the Company and Shareholders.

The Company has in place the Share Repurchase Program authorized by the Board effective from August 29, 2024 to August 29, 2026. The Company has been and will continue conducting the share repurchases under the Share Repurchase Program from time to time by exercising its powers pursuant to the Repurchase Mandate granted and/or to be granted, and where applicable, subsequently renewed or refreshed, by the Shareholders at the annual general meeting. The Directors would exercise the power to repurchase only in circumstances where they consider that the repurchase would be in the best interests of the Company and Shareholders.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs, if any, will be funded from the Company’s internal resources, which includes funds legally available for such purposes in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

The Directors consider that the exercise of the Repurchase Mandate in full will not have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Company’s annual report for the year ended December 31, 2024). The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital requirements or gearing levels that, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE AND THE PUBLIC FLOAT REQUIREMENT

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of the Latest Practicable Date, to the best knowledge and belief of the Directors, the single largest Shareholder, Ms. Jingbo Wang, through certain entities controlled by her, beneficially owned 68,525,630 ordinary shares, representing approximately 20.58% of the issued Shares (excluding treasury Shares). In the event that the Directors exercise in full the Repurchase Mandate, the interests of the largest Shareholder will be increased to approximately 22.87% of the issued Shares (excluding treasury Shares), assuming that the number of issued Shares (excluding treasury Shares) remains unchanged following the Latest Practicable Date and prior to the date of the AGM.

As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the largest Shareholder to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares pursuant to the Repurchase Mandate.

The Directors will not exercise the Repurchase Mandate to such an extent as a result of such repurchase, the number of Shares in public hands falls below 25% of the total number of issued Shares. To the best knowledge of the Company, the public float of the Company is approximately 53.11% as of the Latest Practicable Date. For illustrative purposes only, assuming the Shares in issue remain unchanged from the Latest Practicable Date to the date of the AGM, the public float of the Company will reduce to approximately 47.90% in the event of the full exercise of the Repurchase Mandate, which is still above the 25% requirement under Rule 8.08(1)(a) of the Hong Kong Listing Rules.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.	CONFIRMATION FROM THE DIRECTORS

The Directors will exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and the Articles of Association. To the best of the Directors’ knowledge and belief, neither the explanatory statement nor the Repurchase Mandate has any unusual features.

7.	MARKET PRICES OF SHARES

Set out below are the highest and lowest prices at which the Shares traded on the Hong Kong Stock Exchange for the last twelve months and until the Latest Practicable Date:

	Share price (per Share)
	Highest	Lowest
	(HK$)	(HK$)
2024
April	18.32	16.50
May	21.00	18.00
June	20.20	16.40
July	13.10	11.80
August	12.60	11.80
September	17.80	12.10
October	20.70	17.10
November	20.90	17.24
December	20.25	18.80

2025
January	19.30	18.70
February	18.40	16.84
March	19.78	17.92
April (up to the Latest Practicable Date)	19.70	13.00

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

8.	REPURCHASES OF SHARES

During the six months preceding the Latest Practicable Date, the Company has repurchased a total of 892,747 ADSs (representing 4,463,735 Shares) on the NYSE, details of which are set out below:

Date of repurchase (U.S. Eastern Time)	Number of Shares represented by the ADS repurchased	Highest price paid per Share	Lowest price paid per Share
		(US$)	(US$)
December 2, 2024	100,000	2.610	2.474
December 4, 2024	100,000	2.560	2.479
December 5, 2024	100,000	2.544	2.468
December 6, 2024	100,000	2.562	2.521
December 9, 2024	100,000	2.658	2.580
December 11, 2024	2,140	2.300	2.300
December 12, 2024	116,940	2.454	2.310
December 13, 2024	116,940	2.400	2.382
December 16, 2024	186,230	2.376	2.306
December 17, 2024	186,230	2.400	2.252
December 18, 2024	186,230	2.400	2.280
December 19, 2024	186,230	2.348	2.286
December 20, 2024	186,230	2.348	2.296
December 23, 2024	225,000	2.400	2.320
December 24, 2024	225,000	2.400	2.394
December 26, 2024	228,765	2.384	2.304
December 27, 2024	228,765	2.340	2.284
December 30, 2024	244,405	2.358	2.294
December 31, 2024	244,405	2.376	2.288
March 31, 2025	35,610	1.900	1.894
April 1, 2025	1,500	1.898	1.898
April 2, 2025	6,000	1.898	1.898
April 3, 2025	109,195	1.880	1.822
April 4, 2025	109,195	1.786	1.700
April 7, 2025	123,600	1.768	1.624
April 8, 2025	123,600	1.748	1.560
April 9, 2025	123,600	1.724	1.566
April 10, 2025	123,600	1.748	1.620
April 11, 2025	123,600	1.714	1.628
April 14, 2025	172,715	1.779	1.726
April 15, 2025	174,005	1.820	1.760
April 16, 2025	174,005	1.746	1.656

Save as disclosed above, the Company has not purchased, sold or redeemed any of its Shares (whether on the Stock Exchange or otherwise) during the six months preceding the Latest Practicable Date.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

9.	GENERAL

None of the Directors, nor, to the best of the Directors’ knowledge having made all reasonable enquiries, any of their close associates (as defined in the Hong Kong Listing Rules), has any present intention, in the event that the Repurchase Mandate is approved, to sell any Shares to the Company.

No core connected person (as defined in the Hong Kong Listing Rules) has notified the Company that he/she/it has a present intention to sell Shares to the Company, or that he/she/it has undertaken not to sell any Shares held by them to the Company, if the Repurchase Mandate is exercised.

The Directors will exercise the Repurchase Mandate in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be). Neither this explanatory statement nor the Repurchase Mandate has any unusual features.

10.	INTENTION STATEMENT REGARDING REPURCHASED SHARES

The Company may cancel the repurchased Shares following settlement of any such repurchase or hold them as treasury Shares, subject to, for example, market conditions and its capital management needs at the relevant time of the repurchases. Should the Company decide to hold repurchased Shares as treasury Shares, the Company will, upon completion of the Share repurchase, withdraw the repurchased Shares from CCASS and register the treasury Shares in the Company’s name.

The Company may re-deposit its treasury Shares into CCASS only if it has an imminent plan to resell them on the Stock Exchange, and it should complete the resale as soon as possible. For any treasury Shares deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company will have appropriate measures to ensure that it would not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the relevant laws if those Shares were registered in its own name as treasury Shares. These measures include, for example, an approval by the Board that (i) the Company should procure its broker not to give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the treasury Shares deposited with CCASS pending resale; and (ii) in the case of dividends or distributions, the Company should withdraw the treasury Shares from CCASS, and either re-register them in the Company’s name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions.

Holders of treasury Shares (if any) shall abstain from voting on matters that require Shareholders’ approval at the Company’s general meetings.

NOTICE OF ANNUAL GENERAL MEETING

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Noah Holdings Private Wealth and Asset Management Limited (the “Company”) serves as the notice of Annual General Meeting (the “Annual General Meeting” or “AGM”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at ir.noahgroup.com.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated April 25, 2025 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Annual General Meeting will be held physically at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong on Thursday, June 12, 2025 at 9:00 a.m. Hong Kong time (or 9:00 p.m. on Wednesday, June 11, 2025, New York time), and at any adjourned meeting thereof, for the purpose to consider and vote on the following:

ORDINARY RESOLUTIONS

1.	To receive and consider the audited consolidated financial statements of the Company and the reports of the Directors and auditor of the Company for the year ended December 31, 2024;

2.	(A)	To re-elect the following directors of the Company (the “Directors”):

(i)	Ms. Jingbo Wang, to serve as a Director, subject to her earlier resignation or removal;

(ii)	Mr. Zhe Yin, to serve as a Director, subject to his earlier resignation or removal;

(iii)	Mr. David ZHANG, to serve as a non-executive Director under the Hong Kong Listing Rules and an independent Director under the rules and regulations of the NYSE, subject to his earlier resignation or removal; and

(iv)	Ms. Xiangrong LI, to serve as an independent Director, subject to her earlier resignation or removal;

(B)	To authorize the Board to fix the remuneration of the Directors;

NOTICE OF ANNUAL GENERAL MEETING

3.	(A)	To consider, approve and declare Final Dividend of RMB275.0 million (approximately US$37.7 million) in aggregate in respect of the year ended December 31, 2024, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2024 to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a Final Dividend of RMB0.826 (equivalent to approximately US$0.113, or approximately HK$0.879) per share (tax inclusive) in respect of the year ended December 31, 2024 will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment; and

(B)	To consider, approve and declare Special Dividend of RMB275.0 million (approximately US$37.7 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2024, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a non-recurring Special Dividend of RMB0.826 (equivalent to approximately US$0.113, or approximately HK$0.879) per share (tax inclusive) will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment;

4.	To re-appoint Deloitte Touche Tohmatsu as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2025; and

5.	As special business, to consider and if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares in the capital of the Company (including any sale or transfer of treasury shares) or securities convertible into shares, or options, warrants or similar rights to subscribe for shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into shares of the Company) which may require the exercise of such powers be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(iii)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (or be sold or transferred out of treasury) (whether pursuant to options or otherwise) by the Directors during the Relevant Period (as hereinafter defined) pursuant to paragraph (i) of this resolution above, otherwise than pursuant to (1) a Rights Issue (as hereinafter defined); (2) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangement for the time being adopted for the grant or issue to the directors, officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; (3) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association in force from time to time; or (4) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing convertible notes issued by the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20 per cent of the aggregate number of the shares of the Company in issue (excluding treasury shares) as of the date of passing this resolution and the said approval shall be limited accordingly; and

(iv)	for the purpose of this resolution:

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of Association to be held; and

(3)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting; and

NOTICE OF ANNUAL GENERAL MEETING

(b)	“Rights Issue” means an offer of shares in the capital of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Directors to holders of shares in the capital of the Company or any class thereof whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or, having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the exercise or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, any recognized regulatory body or any stock exchange applicable to the Company).”

(B)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares and/or shares underlying the ADSs of the Company on the Hong Kong Stock Exchange or on any other stock exchange on which the shares of the Company may be listed and recognized for this purpose by the Securities and Futures Commission and the Hong Kong Stock Exchange under the Code on Share Buy-backs and, subject to and in accordance with all applicable laws and the Hong Kong Listing Rules, be and is hereby generally and unconditionally approved;

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its shares and/or shares underlying the ADSs at a price determined by the Directors;

(iii)	the aggregate number of the shares of the Company in issue, which may be repurchased by the Company during the Relevant Period (as hereinafter defined) pursuant to the approval in paragraph (i) above shall not exceed 10 per cent of the aggregate number of the shares of the Company in issue (excluding treasury shares) as of the date of passing of this resolution, and the said approval shall be limited accordingly;

(iv)	subject to the passing of each of the paragraphs (i), (ii) and (iii) of this resolution, any prior approvals of the kind referred to in paragraphs (i) and (iii) of this resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

NOTICE OF ANNUAL GENERAL MEETING

(v)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of Association to be held; and

(c)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting.”

(C)	“That conditional upon the resolutions numbered 5(A) and 5(B) set out in the notice convening this meeting being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with new shares of the Company (including any sale or transfer of treasury shares) and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to the ordinary resolution numbered 5(A) set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate number of the shares of the Company in issue which may be allotted or agreed conditional or unconditionally to be allotted (or be sold or transferred out of treasury) by the Directors pursuant to such general mandate of an amount representing the aggregate number of the shares and/or shares underlying the ADSs of the Company in issue repurchased by the Company under the authority granted pursuant to ordinary resolution numbered 5(B) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate number of the shares of the Company in issue (excluding treasury shares) as of the date of passing of this resolution.”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Thursday, April 17, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary shares.

Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Thursday, April 17, 2025, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the AGM.

NOTICE OF ANNUAL GENERAL MEETING

ATTENDING THE AGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

If typhoon signal no. 8 or above, or a “black” rainstorm warning signal or “extreme conditions” announced by the Hong Kong Government is in force at any time between 9:00 a.m. and 11:00 a.m. on the date of the AGM, the AGM will be postponed. The Company will post an announcement on the websites of the Stock Exchange (https://www.hkexnews.hk) and the Company (ir.noahgroup.com) to notify shareholders of the date, time and place of the adjourned meeting.

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/its rights at the AGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the ordinary shares represented by their ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting instruction card (for holders of ADSs), both of which are available on the website of the Company at ir.noahgroup.com.

Holders of the Shares on the Company’s register of members as of the Shares Record Date shall to date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares), and holders of ADSs as of the ADS Record Date shall to date, execute and return the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:00 a.m. on June 10, 2025, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on June 3, 2025, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, treasury shares, if any and registered under the name of the Company, are not entitled to vote at the AGM. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

NOTICE OF ANNUAL GENERAL MEETING

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at ir.noahgroup.com, or the Hong Kong Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jinbo Wang
Chairwoman of the Board

Hong Kong, April 25, 2025

As of the date of this notice, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinghong Meng and Ms. May Yihong Wu as independent Directors.